LETTERHEAD OF MILLER & MARTIN PLLC


  SUITE 1000 VOLUNTEER BUILDING                           HUGH F. SHARBER
       832 GEORGIA AVENUE                           Direct Dial  (423) 785-8212
CHATTANOOGA, TENNESSEE 37402-2289                   Direct Fax   (423) 321-1562
         (423) 756-6600                              hsharber@millermartin.com
       FAX (423) 785-8480


                                  April 6, 2006



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re: Chattem, Inc.
         Form 10-K for Year Ended November 30, 2005
         File No. 000-05905

Commissioners:

     On behalf of Chattem, Inc. (the "Company" or "Chattem"), this letter formalizes the Company's request for an extension of time to respond to the comments set forth in the letter dated March 24, 2006 from Jim Rosenberg of the Securities and Exchange Commission staff.

     For the reasons discussed with the staff, including the Company's anticipated hiring of a new chief accounting officer, we think an extension of time within which to respond to the staff's comments is appropriate.

     Accordingly, unless we receive notification from the staff to the contrary, the Company will respond to the staff's comment letter on or before April 28, 2006.

     If you have any questions or comments, please feel free to contact me.


                                  Very truly yours,

                                  Hugh F. Sharber

HFS/rmc
Enclosures

cc: Mr. Robert E. Bosworth
    Mr. Theodore K. Whitfield